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SECURIT₁ **08029423**)N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32070

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Christian Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1350 Golden Circle   #304
                                    (No. and Street)

Golden   Colorado   80401
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Brode   303-279-3130
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

~~PROCESSED~~

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 2 4 2008

Affleck Gilman Ross & Co., P.C.

~~THOMSON FINANCIAL~~

            (Name – *if individual, state last, first, middle name*)

495 Uinta Way,   Suite 100   Denver   Colorado   SEC Mail Bro‍ssing
   (Address)   (City)   (State)   Section (Zip Code)

CHECK ONE:

MAR 03 2008

☒ Certified Public Accountant

☐ Public Accountant

Washington, DC
101

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, __Douglas Walter Brode_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Christian Financial Services, LLC_____ , as of _____December 31_____, 20_07_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_Douglas Walter Brode_____
Signature

_Managing Member_____
Title

Sam R. Allen   02/25/08
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHRISTIAN FINANCIAL SERVICES LLC

CONTENTS



AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA
Jennifer M. Ross, CPA

INDEPENDENT AUDITORS' REPORT

Christian Financial Services LLC
Golden, Colorado

We have audited the accompanying statements of financial condition of Christian Financial Services LLC as of December 31, 2007 and 2006, and the related statements of operations and member's equity, and statements of cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Christian Financial Services LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman Ross & Co., P.C.

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 14, 2008

CHRISTIAN FINANCIAL SERVICES LLC

STATEMENTS OF FINANCIAL CONDITION

		December 31, 2007		December 31, 2006
ASSETS				
Cash		$ 11,228	$	11,825
Accounts receivable		2,560		8,850
Prepaid expense		2,185		2,080
Property and equipment, at cost, net of accumulated depreciation of $2,448 in 2007 and 2006		0		0
TOTAL ASSETS		$ 15,973	$	22,755
MEMBER'S EQUITY		$ 15,973	$	22,755

The accompanying notes are an integral part of these financial statements.

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CHRISTIAN FINANCIAL SERVICES LLC

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY

		Year Ended December 31, 2007	Year Ended December 31, 2006
INCOME			
Dealer account income		$ 147,696	$ 136,082
Interest income		11	28
Miscellaneous income		0	332
NYSE Consolidation benefit		35,000	0
	TOTAL INCOME	182,707	136,442
EXPENSES			
Bank charges		118	83
Conventions		195	0
Entertainment		270	0
Miscellaneous		0	70
NASD fees		313	793
Office expense		862	1,535
Postage		1,085	824
Professional fees		2,080	2,230
Publications		218	310
Rent		104	72
Travel		270	0
	TOTAL EXPENSES	5,515	5,917
	NET INCOME	177,192	130,525
MEMBER'S EQUITY, BEGINNING OF YEAR		22,755	43,634
MEMBER'S WITHDRAWALS		(183,974)	(151,404)
	MEMBER'S EQUITY, END OF YEAR	$ 15,973	$ 22,755

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007		Year Ended December 31, 2006	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	177,192	$	130,525
Adjustments to reconcile net income to net cash provided by operating activities:				
Decrease (increase) in operating assets:				
Accounts receivable		6,290		0
Prepaid expense		(105)		(100)
NET CASH PROVIDED BY OPERATING ACTIVITIES		183,377		130,425
CASH FLOWS FROM INVESTING ACTIVITIES:		0		0
NET CASH PROVIDED BY INVESTING ACTIVITIES		0		0
CASH FLOWS FROM FINANCING ACTIVITIES:				
Member cash withdrawals		(183,974)		(151,404)
NET CASH USED BY FINANCING ACTIVITIES		(183,974)		(151,404)
NET DECREASE IN CASH		(597)		(20,979)
CASH, BEGINNING OF YEAR		11,825		32,804
CASH, END OF YEAR	$	11,228	$	11,825

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company, formerly a proprietorship, was reorganized as a limited liability company effective January 1, 2002 for the purpose of operating as a broker/dealer of investments and financial planner. The Company operates primarily in the Denver metropolitan area as an introducing broker under clearing agreements with other broker/dealers.

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Regulatory Provisions:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Accordingly, it is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006 the Company had net capital of $12,178 and $19,556, respectively, which was $7,178 in 2007 and $14,556 in 2006 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was zero as of December 31, 2007 and 2006.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight line method over their estimated useful lives of five years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2007 and 2006, and as of December 31, 2007, the Company had no liabilities subordinated to the claims of general creditors.

Income Taxes:

No tax liability is reported on the financial statements because the Company is a one member limited liability company. Accordingly, Company earnings and losses are included in the personal income tax return of the owner.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: ACCOUNTS RECEIVABLE

Accounts receivable represent commissions on the sale of mutual funds due from other broker/dealers. No provision for doubtful accounts has been made because all accounts are considered to be collectible.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company operates from the personal residence of its owner. No charges for occupancy expenses have been reflected in the financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2007	December 31, 2006
NET CAPITAL			
Total member's equity qualified for net capital		$ 15,973	$ 22,755
Deductions of non-allowable assets:			
Accounts receivable - Rule 12b-1 fees		(1,610)	(1,119)
Prepaid expense		(2,185)	(2,080)
	NET CAPITAL	$ 12,178	$ 19,556
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition		$ 0	$ 0
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT			
Minimum net capital required		$ 5,000	$ 5,000
Excess net capital at 1500%		$ 7,178	$ 14,556
Excess net capital at 1000%		$ 12,178	$ 19,556
Ratio aggregate indebtedness to net capital		N/A	N/A

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17a-5 as of December 31, 2007 and 2006)		
Net capital, as reported in Part IIA of Company's unaudited FOCUS report	$ 11,428	$ 19,550
Difference in non-allowable assets	(1,795)	(1,199)
Net audit adjustments	2,545	1,205
Net capital per above	$ 12,178	$ 19,556
Aggregate indebtedness, as reported in Part IIA of Company's unaudited FOCUS report	$ 0	$ 0
Aggregate indebtedness per above	$ 0	$ 0

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

The firm operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements.

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

The firm operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no possession or control requirements.



AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA
Jennifer M. Ross, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Christian Financial Services LLC
Golden, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Christian Financial Services LLC (the Company), for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the

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495 Uinta Way, Suite 100 • Denver, Colorado 80230 • 303-261-1016 • FAX 303-261-1013 • 2mycpa@affleckgilman.com

normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Affleck Gilman Ross & Co., P.C.

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 14, 2008

